

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 9, 2009

Mark D. Grodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

RE: Bio-Reference Laboratories, Inc.
Form 10-K, as amended, for Fiscal Year Ended October 31, 2007
File No. 0-15266

Dear Mr. Grodman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services